APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

September 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Science

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Aptorum Group Ltd
Registration Statement on Form F-1
Filed September 11, 2020
File No. 333-248743

Dear Sir and Madam:

Aptorum Group Limited (the “Company,” “Aptorum,” “we,” “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 21, 2020 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously submitted on September 11, 2020 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Form F-1.

Registration Statement on Form F-1 filed September 11, 2020

Cover Page

1.       We note your disclosure that the offering will terminate on the first date that you enter into securities purchase agreements to sell the securities offered. Please disclose the date the offering will end and describe any arrangements to place the proceeds in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, we added the following language to the cover page of the F-1: “There is no minimum number of securities or minimum aggregate amount of proceeds for this offering to close. The offering of the securities will terminate on the first date that we enter into securities purchase agreements to sell the securities offered hereby. We do not have an arrangement to place the proceeds from this offering in an escrow, trust or similar account. Any funds raised from the offering will be immediately available to us for our immediate use and will not be refunded to investors.”

Exhibits

2.       We note your reference on page 138 to an engagement agreement with H.C. Wainwright. To the extent this is a different agreement than the placement agent agreement you reference in your exhibit index, please file such agreement. In addition, you state that you will enter into securities purchase agreements, but the form of purchase agreement filed as Exhibit 10.41 appears to relate to a different offering. Please file a revised form of such agreement or advise.

Response: In response to the Staff’s comment we updated the references of an engagement agreement to a placement agent agreement; the references to an engagement agreement was an oversight and is now corrected. Further, we added the form of securities purchase agreement that will be used in the subject offering as Exhibit 10.44.

We thank the Staff for your review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at (917) 512-0827.

/s/ Ian Huen
Ian Huen CEO

cc:	Louis Taubman

Hunter Taubman Fischer & Li LLC